[redacted]

06003784

AB 3/9/06

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED 2006 WASH, D.C. 213

ANNUAL ~~AUDITED~~ REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- ~~A01621-5~~

8-33322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairbridge Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 N. 121st Street
(No. and Street)

Milwaukee (City) WI (State) 53226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark R. Gaulke (414) 475-0350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

115 S. 84th Street Suite 400 (Address) Milwaukee (City) WI (State) 53214 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/9/06

OATH OR AFFIRMATION

I, Clark R. Gaulke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairbridge Securities Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P.

Title

Notary Public Glenn N. Brück
My commission expires May 20, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAIRBRIDGE SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of BJG Management, Inc.)

Milwaukee, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2005

FAIRBRIDGE SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of BJG Management, Inc.)

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Fairbridge Securities Corporation
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of Fairbridge Securities Corporation as of December 31, 2005 and the related statements of operations, stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairbridge Securities Corporation as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
January 24, 2006

FAIRBRIDGE SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of BJG Management, Inc.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

ASSETS	
Cash and cash equivalents	$ 111,197
Commissions receivable	187
Prepaid expenses	705
Total Current Assets	112,089
TOTAL ASSETS	$ 112,089

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued expenses	$ 5,548
Income taxes payable	43
Total Current Liabilities	5,591
TOTAL LIABILITIES	5,591
STOCKHOLDERS' EQUITY	
Common stock, $1 par value per share 56,000 shares authorized 10,000 shares issued and outstanding	10,000
Retained earnings	96,498
Total Stockholders' Equity	106,498
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 112,089

See accompanying notes to financial statements.

FAIRBRIDGE SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of BJG Management, Inc.)

STATEMENT OF OPERATIONS
Year Ended December 31, 2005

REVENUES	
Commissions	$ 19,742
Interest	1,534
Total Revenues	21,276
EXPENSES	20,965
Income Before Income Taxes	311
INCOME TAXES	68
NET INCOME	$ 243

See accompanying notes to financial statements.

FAIRBRIDGE SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of BJG Management, Inc.)

STATEMENT OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2005

	Common Stock	Retained Earnings	Total Stockholders' Equity
BALANCES, December 31, 2004	$ 10,000	$ 96,255	$ 106,255
2005 net income	-	243	243
BALANCES, DECEMBER 31, 2005	$ 10,000	$ 96,498	$ 106,498

See accompanying notes to financial statements.

FAIRBRIDGE SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of BJG Management, Inc.)

STATEMENT OF CASH FLOWS
Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 243
Adjustments to reconcile net income to net cash flows from operating activities	
Changes in assets and liabilities	
Prepaid expense	(108)
Commissions receivable	(27)
Accrued expenses	2,107
Income taxes payable	(29)
Net Cash Flows from Operating Activities	2,186
Net Change in Cash and Cash Equivalents	2,186
CASH AND CASH EQUIVALENTS - Beginning of Year	109,011
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 111,197
Supplemental cash flow disclosures	
Cash paid for income taxes	$ 134

See accompanying notes to financial statements.

FAIRBRIDGE SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of BJG Management, Inc.)

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Fairbridge Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a Wisconsin corporation formed on March 2, 1977 that deals in mutual funds and variable annuity investments with investment companies throughout the United States on behalf of customers principally in Southeastern Wisconsin. The Company is a wholly-owned subsidiary of BJG Management, Inc. (the "Parent Company").

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

The Company maintains its cash balances primarily in an area bank. Cash balances are insured up to $100,000 per bank by the FDIC. The Company has cash balances on deposit with one bank that exceeded the FDIC insured amount by $11,200 at December 31, 2005.

Reserves and Custody of Securities

For transactions in mutual fund shares and variable annuity products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not otherwise hold customer funds or securities or perform custodial services for customers, and that it effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and will receive, but not hold customer securities for delivery. The clearing broker-dealer carries all of the accounts of the customers, or maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Because the Company operates under the above rules, it is exempt from the remaining provisions of Rule 15c3-3.

Commission Revenue

The Company recognizes revenue at the time applications are completed and submitted. Transactions involving registered traded securities are processed through a clearing broker-dealer and commissions are recorded on a trade date basis.

Income Taxes

The Company is included in the consolidated federal income tax return of its Parent Company. The Parent Company allocates the consolidated provision for federal income taxes on a separate return equivalent basis.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

The Company has a management agreement with the Parent Company's sole shareholder. Under this agreement, the Company is provided certain management and administrative services by personnel of the Parent Company. There were no management fees for the year ended December 31, 2005.

At December 31, 2005, the Company has accounts payable of $5,467 to entities related by common ownership.

NOTE 3 - 401(K) Plan

The Parent Company has adopted a 401(k) Profit Sharing Plan and Trust (the "Plan") for the benefit of its employees and the employees of the Company. The Plan is available to all employees who have attained twenty-one years of age and who have completed one year of service to the Company. The Plan allows for employee deferrals of annual salary, an employer matching contribution of 50% of the employee contribution up to 3% of annual salary, and a discretionary employer contribution as determined annually. The Company's contribution for the year ended December 31, 2005 was $415.

NOTE 4 - Pension Plan

The Parent Company has adopted a Money Purchase Pension Plan and Trust (the "Plan") for the benefit of its employees and the employees of the Company. The Plan covers all employees who have attained twenty-one years of age and have completed one year of service. Contributions are made by the Company annually equal to 6% of eligible employee compensation. The Company's contribution for the year ended December 31, 2005 was $872.

NOTE 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2005, the Company had net capital of $105,733, and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1 at December 31, 2005.

NOTE 6 - Income Taxes

The provision for income taxes as of December 31, 2005 consists of the following components:

Current expense	$ 68
Total Provision for Income Taxes	$ 68

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL FINANCIAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Fairbridge Securities Corporation
Milwaukee, Wisconsin

We have audited the accompanying financial statements of Fairbridge Securities Corporation (a wholly-owned subsidiary of BJG Management, Inc.), as of and for the year ended December 31, 2005, and have issued our report thereon dated January 24, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental financial information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
January 24, 2006

FAIRBRIDGE SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of BJG Management, Inc.)

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

Year Ended December 31, 2005

AGGREGATE INDEBTEDNESS		
Income taxes payable	$	43
Accrued expenses		5,548
Total Aggregate Indebtedness	$	5,591
Minimum required net capital based on aggregate indebtedness	$	373
NET CAPITAL		
Stockholders equity	$	106,498
Deduct:		
Prepaid expense		(705)
Non-allowable accounts receivable		(60)
Net Capital	$	105,733
Minimum required net capital		(5,000)
Capital in excess of minimum requirement	$	100,733
Ratio of aggregate indebtedness to net capital		0.05 to 1

There are no differences in the computation of aggregate indebtedness and net capital for this report and that of the registrant as filed in Part IIA of Form X-17A-5 at December 31, 2005.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Fairbridge Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Fairbridge Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See auditors' report on supplemental financial information.

VirchowKrause & company

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Fairbridge Securities Corporation
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of Fairbridge Securities Corporation (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
January 24, 2006